Exhibit No. 3.1

CERTIFICATE OF AMENDMENT

OF

BYLAWS

OF

SANTA LUCIA BANCORP

James M. Cowan certifies that:

1.                                       He is the Secretary of Santa Lucia Bancorp (the “Company”).

2.                                       Article III, Section 2 of the Bylaws of the Company, Number of Directors, is amended in its entirety to read as follows:

“Section 2.                        NUMBER AND QUALIFICATION OF DIRECTORS.  The authorized number of directors shall not be less than seven (7) nor more than thirteen (13).  The exact number of directors shall be nine (9) until changed, within the limits specified above, by a bylaw amending this section, duly adopted by resolution of the board of directors or the shareholders.  The maximum or minimum number of directors cannot be changed, nor can a fixed number be substituted for the maximum and minimum numbers, except by a duly adopted amendment to the articles of incorporation if the minimum or maximum number is stated therein, or otherwise by amendment to this bylaw duly approved by a majority of the outstanding shares entitled to vote.   An amendment that would reduce the minimum number to less than five (5), however, cannot be adopted if the votes cast against its adoption at a shareholders’ meeting or the shares not consenting to an action by written consent are equal to more than one-sixth (16 2/3%) of the outstanding shares entitled to vote.   No amendment may change the stated maximum number of authorized directors to a number greater than two times the stated minimum number minus one.  Notwithstanding anything in these bylaws to the contrary, for so long as the corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Designated Preferred Stock”) is outstanding:  (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in Article III, Section 2 of these Bylaws); and (ii) this sentence may not be modified, amended or repealed by the corporation’s board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the stockholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.”

3.                                       The foregoing amendment of the Company’s Bylaws has been duly approved by the Board of Directors of the Company at a meeting held on February 18, 2009.

The undersigned declares under penalty of perjury that the matters set forth in the foregoing Certificate are true and correct of his own knowledge and that this declaration was executed on February 18, 2009 at Atascadero, California.

Dated: February 18, 2009	/s/ James M. Cowan
James M. Cowan, Secretary